FRANKLIN TEMPLETON

One Franklin Parkway

San Mateo, California 94403-1906

May 27, 2021

Filed Via EDGAR (CIK #0000872625)

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:      Franklin Strategic Series (Registrant)

File Nos. 033-39088 and 811-06243

Ladies/Gentlemen:

I am writing on behalf of Franklin Strategic Series (Registrant), pursuant to Rule 477(a) under the Securities Act of 1933 to request the consent of the U.S. Securities and Exchange Commission (Commission) to the withdrawal of Post-Effective Amendment No. 94 (Amendment) to the Registrant's registration statement on Form N-1A filed under EDGAR submission type 485APOS, which was accepted via the EDGAR system at 1:17 p.m. on March 13, 2020 (Accession No. 0001379491-20-000910). The automatic effectiveness of the Amendment had been delayed pursuant to subsequent 485BXT filings with the Commission via EDGAR, as listed below (Delaying Amendments):

Post-Effective Amendment	Filing Date	Accession Number
No. 96	May 26, 2020	0000872625-20-000027
No. 98	June 24, 2020	0000872625-20-000035
No. 100	July 22, 2020	0000872625-20-000055
No. 102	August 20, 2020	0000872625-20-000064
No. 106	September 17, 2020	0000872625-20-000075
No. 108	October 15, 2020	0000872625-20-000083
No. 110	November 12, 2020	0000872625-20-000093
No. 112	December 10, 2020	0000872625-20-000104
No. 115	January 7, 2021	0000872625-21-000005
No. 117	February 4, 2021	0000872625-21-000014
No. 119	March 4, 2021	0000872625-21-000021
No. 121	March 31, 2021	0000872625-21-000027
No. 123	April 29, 2021	0000872625-21-000033

The Amendment was filed in anticipation of the launch of new Franklin Templeton SMACS: Series MG and Franklin Templeton SMACS: Series P series of the Registrant and the Delaying Amendments were filed for the sole purpose of delaying the effectiveness of the Amendment.  However, at the present time, the Registrant does not intend to launch Franklin Templeton SMACS: Series MG and Franklin Templeton SMACS: Series P and no securities were sold in connection with the offering.

Therefore, the Registrant respectfully requests the Commission's consent to the withdrawal of Registrant's Amendment (Accession No. 0001379491-20-000910) filed under the EDGAR submission type 485APOS and the associated Delaying Amendments listed above filed under the EDGAR submission type 485BXT.

If you have any questions regarding this request, please call Amy Fitzsimmons at (215) 564-8711.

Sincerely yours,

FRANKLIN STRATEGIC SERIES

/s/STEVEN J. GRAY

Steven J. Gray

Vice President and Co-Secretary